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                                                                                                                        EXHIBIT 12



                                      Ford Motor Company and Subsidiaries

                                CALCULATION OF RATIO OF EARNINGS TO COMBINED
                                 FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                --------------------------------------------

                                                  (in millions)


                                                                For the Years Ended December 31
                                                   ----------------------------------------------------------
                                                      1999        1998        1997        1996       1995
                                                   ----------- ----------- ----------- ---------- -----------
Earnings
--------
  Income before income taxes                       $11,026     $25,396     $10,939     $ 6,793    $ 6,705
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                      (35)         78         121          36        179
  Adjusted fixed charges a/                          9,459       9,215      10,911      10,801     10,556
                                                   -------     -------     -------     -------    -------
    Earnings                                       $20,450     $34,689     $21,971     $17,630    $17,440
                                                   =======     =======     =======     =======    =======

Combined Fixed Charges and
 Preferred Stock Dividends
--------------------------
  Interest expense b/                              $ 9,114     $ 8,919     $10,570     $10,464    $10,121
  Interest portion of rental expense c/                282         245         309         300        396
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts d/            55          55          55          55        199
                                                   -------     -------     -------     -------    -------
    Fixed charges                                    9,451       9,219      10,934      10,819     10,716
Ford preferred stock dividend requirements e/           23         122          82          95        459
                                                   -------     -------     -------     -------    -------
  Total combined fixed charges
   and preferred stock dividends                   $ 9,474     $ 9,341     $11,016     $10,914    $11,175
                                                   =======     =======     =======     =======    ======
Ratios
------
  Ratio of earnings to fixed charges                   2.2         3.8f/       2.0         1.6        1.6

  Ratio of earnings to combined fixed
   charges and preferred stock dividends               2.2         3.7f/       2.0         1.6        1.6
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a/ Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc. (1995)
   increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates. Beginning in Fourth Quarter 1995, includes requirements related to company-obligated mandatorily redeemable preferred securities of a subsidiary trust.
e/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
f/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.